Exhibit 99.34

FOR IMMEDIATE RELEASE

GoldMining to Acquire Almaden Gold Project in Idaho

Highlights:

●

Acquisition of Almaden, a historic resource-stage gold project in west-central Idaho will further expand GoldMining's portfolio of gold projects located in mining friendly jurisdictions of the Americas;

●	70,234 m of historic drilling (934 holes) completed on the Project, which hosts outcropping, low-sulphidation epithermal gold mineralization;

●

Projects with similar style of mineralization to Almaden include Hecla Mining's Hollister and Midas Mines in northern Nevada, and Integra Resources' Delamar and Florida Canyon projects in southwest Idaho;

●	The total purchase price will be $1,150,000, comprised of common shares and cash; and

●	GoldMining intends to engage an independent qualified person to complete a technical report including a current resource estimate upon closing.

Vancouver, British Columbia – February 24, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that it has entered into an agreement (the "Agreement") with Sailfish Royalty Corp. and its subsidiary (collectively, "Sailfish"), to indirectly acquire a 100% interest in the Almaden Gold Project ("Almaden" or the "Project"), located in west-central Idaho.

Garnet Dawson, CEO of GoldMining, commented: "This acquisition continues our strategy of consolidating quality resource-stage projects in the Americas. The transaction is a win for both companies as it is accretive to GoldMining, while allowing Sailfish to focus on its royalty business. Our next step after completing this acquisition will be to complete a current resource estimate on the Project."

The Agreement

Pursuant to the Agreement, the total consideration payable by GoldMining on closing of the transaction will be $1,150,000, comprising of: (i) $575,000, payable in common shares of GoldMining (the "GOLD Shares"); and (ii) $575,000, payable in cash.

The issue price of the share consideration will be based on the volume-weighted average price of the GOLD Shares on the Toronto Stock Exchange for the five trading days prior to closing. Such shares will be subject to a four month and one day hold period and certain additional resale restrictions pursuant to the terms of the Agreement.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

The transaction is subject to customary closing conditions, amongst others, including receipt of requisite Toronto Stock Exchange approval. The parties currently expect closing to occur in March 2020.

Almaden Project

The Almaden Project is located approximately 140 road km north of Boise and approximately 24 km east of Weiser in Washington County, Idaho. Access to the project is by well-maintained paved and gravel roads, which exit east of U.S. Highway 95 at Weiser. The closest high-voltage power transmission line (230 kV) is located 10 km east of the Project. The Project is comprised of two lease holdings (12 patented mining claims and one mining lease) and 210 unpatented lode mining claims for a total area of approximately 1,724 Ha.

The Almaden Project is one of several low-sulphidation epithermal gold deposits related to the Northern Nevada Rift that includes Hecla Mining Company's Hollister and Midas Mines in northern Nevada, Integra Resources Corp.'s Delamar and Florida Canyon projects in southwest Idaho and Paramount Gold Nevada Corp.'s development-stage project across the border in Oregon.

The relatively flat lying, near surface, disseminated gold mineralization at Almaden is hosted in sinter and silicified (opal) sedimentary rocks of the Miocene Payette Formation that are underlain by chalcedonic veins and stockworks. Mineralization is interpreted to have formed in a hot-springs environment in the upper levels of an epithermal system. Gold mineralization is associated with intense silicification and argillic alteration that measures approximately 1,900 m long by 500 m wide by 150 m thick. The deposit was intermittently drilled from 1980 to 2012 by several companies including Homestake and Amax Gold Inc. Most of this drilling was by vertical holes within 100 m of surface with over 200 holes ending in mineralization.

The Project was the subject of a historic resource estimate completed by Western Standard Metals Ltd. ("Western Standard") in 2009. The historical resource estimate was based on 886 drill holes (61,980 m of drilling) that included both rotary and reverse circulation (87%) and diamond drilling (13%). The resource estimate is historical in nature and will not be treated as a current resource estimate by the Company as a qualified person has not done sufficient work on behalf of the Company to classify the historical estimate as a current mineral resource. Western Standard disclosed the historic estimate in a technical report completed for it by Paul Tietz, P.Geo. and Michael M. Gustin, P.Geo. of Mine Development Associates titled "Technical Report, Almaden Project, Washington County, Idaho", with an effective date of August 31, 2009, a copy of which is available under Western Standard's profile on SEDAR.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

Subsequent to the historical resource estimate, Western Standard completed an additional 48 diamond drill holes (8,254 m of drilling) in 2011 and 2012 to test for high-grade feeder mineralization, provide sample material for metallurgical test work and confirm historic rotary and reverse circulation sampling results. Selected drill intercepts from the 2011 to 2012 drill program are shown in Table 1. GoldMining has not completed sufficient work to verify these exploration and drilling results, however the Company believes the historical exploration work is relevant to any future exploration and as an indication of the potential of the Project. GoldMining intends to engage an independent qualified person to, among other things, verify historic sampling and results, examine the cut-off grade with reference to today's metal prices, and complete a technical report, including a current resource estimate.

Table 1: Almaden Project – select drill hole intercepts from the 2011 and 2012 programs.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)
TAL-751C	0.0	53.3	53.3	1.083
Including	7.6	19.8	12.2	2.225
TAL-752C	9.1	94.5	85.4	0.840
MET-1	1.4	69.8	68.4	1.301
TAL-775C	0.0	61.6	61.6	1.223
Including	9.1	48.8	39.7	1.503
MET-2	0.0	76.2	76.2	1.195
Including	13.9	40.9	27.0	2.168
TAL-781C	0.0	61.6	61.6	1.100
Including	10.6	18.3	7.7	1.488
Including	21.3	39.6	18.3	1.408
TAL-785C	3.0	47.3	44.2	1.182
Including	10.7	29.0	18.3	2.032
MET-4	9.4	90.8	81.4	0.754
Including	26.2	52.9	26.7	1.020
TAL-787C	3.7	64.0	60.4	1.065
Including	16.8	38.1	21.3	1.881
TAL-792C	0	76.8	76.8	0.939
Including	4.6	16.8	12.2	1.435

Qualified Person

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in National Instrument 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the completion of the acquisition of the Project and any future exploration programs and other work on the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including that the acquisition of the Project will complete as contemplated and that the conditions under the Agreement will be satisfied. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: that the parties may not satisfy all of the conditions under the Agreement, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs on its projects, and that GoldMining may not be able to confirm historical exploration results. These risks, as well as others, including those set forth in GoldMiningꞌs filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.